SEC Mail Processing Section

MAR 02 2015

Washington DC 403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

15049364

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66046

*AB 3/13

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SORRENTO PACIFIC FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10150 MEANLEY DRIVE, 1ST FLOOR
(No. and Street)

SAN DIEGO	CA	92131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN KILROY — (858) 530-4419
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

650 TOWN CENTER DRIVE, SUITE 740	COSTA MESA	CA	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB 3/13/15

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAN KILROY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SORRENTO PACIFIC FINANCIAL, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

EVP/CFO

Title

Notary Public

AMY MARIE MEARS
Commission # 2071173
Notary Public - California
San Diego County
My Comm. Expires Jun 12, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SORRENTO PACIFIC FINANCIAL, LLC

ANNUAL FILING IN ACCORDANCE WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2014
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM THEREON

Available for Public Inspection

SORRENTO PACIFIC FINANCIAL, LLC

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM................	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Financial Statement	3-10

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Sorrento Pacific Financial, LLC
San Diego, CA

We have audited the accompanying statements of financial condition of Sorrento Pacific Financial, LLC (the "Company") as of December 31, 2014 and 2013, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sorrento Pacific Financial, LLC, as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 25, 2015

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

	2014
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 2,789,759
Receivables from clearing firms	700,128
Other assets and deposits	197,207
Total current assets	3,687,094
Client list, net (Note 9)	-
Deposits with clearing firms	105,220
Property and equipment, net	17,952
Total assets	$ 3,810,266
LIABILITIES AND MEMBER'S CAPITAL	
CURRENT LIABILITIES	
Accounts payable	$ 38,943
Accrued commissions	886,130
Due to affiliates	119,732
Liabilities subordinated to the claims of general creditors	-
Other accrued liabilities	199,721
Total current liabilities	1,244,526
COMMITMENTS AND CONTINGENCIES (Note 9)	-
MEMBER'S CAPITAL	2,565,740
Total liabilities and member's capital	$ 3,810,266

The accompanying notes are an integral part of this financial statement.

SORRENTO PACIFIC FINANCIAL, LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

NOTE 1 - ORGANIZATION

Sorrento Pacific Financial, LLC (the "Company"), formerly Advanced Financial Solutions, LLC, was incorporated in California on February 19, 2003. The Company formally began doing business on October 10, 2003 as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides broker-dealer and investment advisory services for regional and community banks and independent registered representatives as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains cash balances with a financial institution. At December 31, 2014 accounts at the financial institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2014, the Company had uninsured cash balances of $2,034,600. Management performs periodic evaluations of the relative credit standing of this institution. The Company has not sustained any material credit losses from this institution.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

At December 31, 2014, the Company had commission and transaction related receivables of approximately 82% with one clearing firm.

For the year ended December 31, 2014, the Company had three regional banks that in aggregate comprised approximately 47% of commissions and clearing revenue.

Income Taxes

The Company is a single member limited liability company which is disregarded for federal income tax purposes. Accordingly, revenues and expenses are reported on the member's income tax returns and no federal income tax is included in the Company's financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2014, the Company does not have a liability for unrecognized tax uncertainties. The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2014, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2011.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Receivables from Clearing Firms

Receivables from clearing firms primarily consist of commission and transaction related receivables. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts, if any, is the Company's best estimate of the amount of probable credit losses and is based on historical write-off experience and specific facts.

Property and Equipment

It is the Company's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed as incurred. Property, equipment and software are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed as incurred.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access for assets. (Examples include NYSE, NASDAQ, etc.).

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. (Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets, and inputs derived from observable market data correlation or other means.)

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement inputs, which contain assumptions by the party valuing those assets. For level 3 inputs, there is no market data or correlations with market assumptions. (Examples include independent valuations of limited partnerships, financial forecast, cash flows or earnings developed using the reporting entity's own data if there is no information reasonably available without undue cost, etc.)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December, 31, 2014, the Company had no assets that are being measured at fair value on a recurring or nonrecurring basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December, 31:

		2014
Computers and equipment	$	34,658
Software		97,702
		132,360
Less: Accumulated depreciation and amortization		(114,408)
Total property and equipment, net	$	17,952

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following as of December 31:

		2014
Employee benefits	$	158,719
Other		41,002
Total other accrued liabilities	$	199,721

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2014, the Company had net capital of $2,211,902, which was $2,128,934 in excess of the required minimum net capital of $82,968. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 0.56 to 1.

NOTE 6 - DEPOSITS

Deposits consist primarily of deposits with the Financial Industry Regulatory Authority ("FINRA") and clearing firms.

NOTE 7 - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company retired a subordinated note payable to an affiliate, CUSO Financial Services, Inc. in the amount of $250,000 principal plus $29,645 of accrued interest during June 2014. The balance of the note at December 31, 2013 was $250,000 plus accrued interest payable of $29,385.

The subordinated borrowings were covered by an agreement approved by the Financial Industry Regulatory Authority. The subordinated liability was added to member's equity and excluded from aggregate indebtedness in computing net capital under Rule 15c3-1 of the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an affiliate, CUSO Financial Services, LP ("CFS"). At December 31, 2014, intercompany payable to CFS was $109,732 respectively, and was included within due to affiliates on the accompanying statements of financial condition.

Additionally, the Company is involved in certain related party transactions with CUSO Financial Services, Inc. (CFS, Inc.), an entity related through common ownership. Beginning in 2012, CFS, Inc. began providing insurance agency services to the Company. At December 31, 2014, intercompany payable to CFS, Inc. was $10,000 and was included within due to affiliates on the accompanying statement of financial condition.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Asset Purchase Agreement ("APA")

Effective July 15, 2009, the Company entered into an agreement with Partnervest Financial Group, LLC ("PFG") to purchase a client list from its broker-dealer for $250,000 cash, a 15% equity ownership in the Company, which was valued at $100,000, and an agreement to pay certain amounts (i.e. "earn out") based on revenues for a period of three years from the date of purchase. There were no impairment losses on the client list for the years ended December 31, 2014. The client list is fully amortized at December 31, 2014 as follows:

The total estimated value of the client list consists of the following at December 31:

	2014
Client list	$ 678,751
Less: accumulated amortization	(678,751)
Client list, net	$ -

The fair value attributable to the client list as of the acquisition date was based on assumptions as determined by the Company. The client list has a finite life and is amortized using the straight-line method over its estimated useful life.

NOTE 9 - COMMITMENTS AND CONTINGENCIES (continued)

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

Clearing Relationship

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. However, the Company believes that the exposure is not material and it is unlikely it will have to make material payments under these arrangements. Also, it has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 10 - EMPLOYEE 401(k) SAVINGS PLAN

The Company has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law. The Company does not make contributions to the Plan